UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.          Eagleford Energy Inc. Unaudited Interim Condensed Consolidated Financial Statements for the Three Months Ended November 30, 2012 as filed on Sedar on January 18, 2013.

2.          Eagleford Energy Inc. Management’s Discussion and Analysis for the Three Months Ended November 30, 2012 as filed on Sedar on January 18, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 18, 2013	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Eagleford Energy Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	November 30, 2012	August 31, 2012

Assets
Current assets
Cash and cash equivalents	$609,506	$330,003
Marketable securities (Note 6)	1	1
Trade and other receivables	41,332	17,525
Total current assets	650,839	347,529
Non-current assets
Property and equipment (Note 8)	171,634	175,000
Exploration and evaluation assets (Note 7)	8,779,951	8,475,487
Total non-current assets	8,951,585	8,650,487

Total Assets	$9,602,424	$8,998,016

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$1,389,761	$1,039,959
Secured note payable (Note 12)	953,472	946,848
Shareholders loans (Note 11)	2,192,776	2,179,778
Total current liabilities	4,536,009	4,166,585
Non-current liabilities
Derivative warrant liabilities (Note 13)	1,892,175	1,640,406
Provisions (Note 9)	244,221	240,672
Total non-current liabilities	2,136,396	1,881,078
Total Liabilities	6,672,405	6,047,663
Shareholders' Equity
Share capital (Note 10)	6,072,641	5,906,633
Share purchase warrants (Note 10)	1,422,526	1,422,526
Share purchase options (Note 10)	170,972	170,972
Contributed surplus (Note 10)	506,200	506,200
Foreign currency translation reserve	(78,874)	(109,463)
Deficit	(5,163,446)	(4,946,515)
Total shareholders' equity	2,930,019	2,950,353

Total Liabilities and Shareholders' Equity	$9,602,424	$8,998,016

Going Concern (Note 1)

Related Party Transactions and Balances (Note 11)

Committments and Contingencies (Note 16)

See accompanying notes to the interim condensed consolidated financial statements

1

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss
For the Three Months Ended November 30,
(Expressed in Canadian Dollars)
Unaudited	2012	2011*

Revenue
Natural gas sales, net of royalties	$9,898	$11,803

Expenses
Operating costs	3,234	8,648
Depletion and accretion	4,153	4,900
General and administrative	172,160	41,706
Interest expense	20,802	16,037
Loss on foreign exchange	14,353	152,239
Loss on derivative warrant liabilities (Note 13)	12,127	69,103
Loss on settlement of debt	-	16,538
Marketing and public relations	-	44,285
	226,829	353,456

Net loss	(216,931)	(341,653)

Foreign currency translation	30,589	(21,371)

Comprehensive loss	$(186,342)	$(363,023)

Loss per share, basic and diluted	$(0.002)	$(0.005)

Weighted average shares outstanding, basic and diluted**	98,364,106	67,445,354

*See Note 17 for explanations relating to compartive figures

**Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

See accompanying notes to the interim condensed consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

Unaudited

	SHARE					FOREIGN
	CAPITAL	SHARE	SHARE	SHARE	CONTRI-	CURRENCY		TOTAL
	Number of	CAPITAL	PURCHASE	PURCHASE	BUTED	TRANSLATION		SHAREHOLDERS'
	Shares *	Amount	WARRANTS	OPTIONS	SURPLUS	RESERVE	DEFICIT	EQUITY
		$	$	$	$	$	$	$
Balance, August 31, 2011	67,122,743	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	1,119,202	178,245	-	-	-	-	-	178,245
Imputed interest	-	-	-	-	1,434	-	-	1,434
Foreign currency translation	-	-	-	-	-	(21,371)	-	(21,371)
Net loss	-	-	-	-	-	-	(341,653)	(341,653)
Balance, November 30, 2011	68,241,945	4,813,801	252,637	-	87,171	(130,674)	(2,478,980)	2,543,955
Issuance of shares as debt settlement	1,987,804	217,344	-	-	-	-	-	217,344
Issuance of units as debt settlement	17,150,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	2,000,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	3,000,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	750,000		-	-	118,507	-	-	118,507
Private placement of units	6,825,000	702,528	-	-		-	-	702,528
Issuance of shares as debt settlement	171,386	44,547	-	-		-	-	44,547
Warrants expired	-	-	-	-	318,552	-	-	318,552
Imputed interest	-	-	-	-	900	-	-	900
Stock based compensation	-	-	-	170,972	-	-	-	170,972
Units cancelled	(3,418,468)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	21,211	-	21,211
Net loss	-	-	-	-	-	-	(2,467,535)	(2,467,535)
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353
Private placement of units	2,249,790	166,008						166,008
Foreign currency translation	-	-	-	-	-	30,589	-	30,589
Net loss	-						(216,931)	(216,931)
Balance, November 30, 2012	98,957,457	6,072,641	1,422,526	170,972	506,200	(78,874)	(5,163,446)	2,930,019

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

See accompanying notes to the interim condensed consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
For the Three Months Ended November 30,
(Expressed in Canadian Dollars)
Unaudited	2012	2011*

Cash provided by (used in)
Operating activities
Net loss for the period	$(216,931)	$(341,653)
Items not involving cash:
Depletion and accretion	4,153	4,900
Unrealized loss derivative warrant liabilities	12,127	69,103
Provisions	881	2,893
Shares and warrants issued for services	-	44,285
Loss on settlement of debt	-	16,538
Imputed interest	-	1,434
Net changes in non-cash working capital (Note 15)	325,994	(78,452)
	126,224	(280,952)
Investing activities
Additions to exploration and evaluation assets	(268,208)	(233,686)

Financing activities
Private placement of units, net of share issue costs	405,650	-
Secured notes payable, net	6,624	(73,380)
Shareholders' loans, net	12,998	457,323
	425,272	383,943

Effect of exchange rate changes on cash and cash equivalents	(3,785)	18,281

Increase (decrease) in cash and cash equivalents for the period	279,503	(112,414)
Cash and cash equivalents, beginning of period	330,003	165,266
Cash and cash equivalents, end of period	$609,506	$52,852

*See Note 17 for explanations relating to compartive figures

Supplemental Cash Flow Information and Non Cash Transactions (Note 15)

See accompanying notes to the interim condensed consolidated financial statements

4

 Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These unaudited consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At November 30, 2012, the Company had a working capital deficiency of $3,885,170 (August 31, 2012: $3,819,056) and an accumulated deficit of $5,163,446 (August 31, 2012 $4,946,515). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the three months ended November 30, 2012 the Company raised net proceeds of $405,650 through the issuance of share capital (year ended August 31, 2012: $2,086,718). Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated financial statements of the Company were approved by the Board of Directors on January 18, 2013.

Basis of Preparation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”).

The accounting policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS effective for the period ended November 30, 2012, as issued and outstanding as of January 18, 2013 the date the Board of Directors approved the statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

5

 Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). All Intercompany balances and transactions have been eliminated on consolidation.

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2012. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These condensed interim financial statements should be read in conjunction with our consolidated financial statements for the year ended August 31, 2012.

4.	Recent Accounting Pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in September 2011 in order to align the presentation of items in comprehensive income with US GAAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

6

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

5. Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the period ended November 30, 2012	Canada	United States	Total
Net revenue	$9,898	-	$9,898
Net loss	$(124,530)	(92,401)	$(216,931)
For the period ended November 30, 2011	Canada	United States	Total
Net revenue	$11,803	-	$11,803
Net loss	$(337,392)	(4,261)	$(341,653)
As at November 30, 2012	Canada	United States	Total
Total Assets	$4,350,248	5,252,176	$9,602,424
Total Liabilities	$5,835,531	836,874	$6,672,405
As at August 31, 2012	Canada	United States	Total
Total Assets	$3,983,791	5,014,225	$8,998,016
Total Liabilities	$5,478,773	568,890	$6,047,663

6.	Marketable Securities

November 30, 2012
Investments in quoted company security (see Note 3) (August 31, 2012 - $1)	$1

7

 Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

7.	Exploration and Evaluation Assets

Cost
Balance August 31, 2011	$8,995,878
Additions	1,559,763
Units cancelled	(2,091,616)
Decommissioning obligations	41,243
Change in decommissioning obligation estimates	6,546
Foreign exchange	(36,327)
Balance August 31, 2012	$8,475,487
Additions	268,208
Change in decommissioning obligation estimates	1,179
Foreign exchange	35,077
Balance November 30, 2012	$8,779,951

The Company’s exploration and evaluation assets are located in Texas, USA. As at November 30, 2012 and August 31, 2012 no impairment loss was recorded. For the three months ended November 30, 2012 the Company capitalized interest of $62,404 to exploration and evaluation assets (Year ended August 31, 2012: $289,650).

Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million and Eagleford holds a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas. The royalties payable under the Matthews lease are 25%.

The Matthews Oil and Gas Lease had a primary term of three years commencing April 1, 2008, unless commercial production is established from a well or lands pooled therewith or the lessee is then engaged in actual drilling or reworking on any well within 90 days thereafter. The lease shall remain in force so long as the drilling or reworking is processed without cessation of more than 90 days. Once production is established, the lease is held by production so long as a new well is commenced within 180 days of completion of the prior well, which is defined as 15 days following reaching total depth in a well or the total length of a horizontal well.

Matthews Lease Litigation

The lessor of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages.

The Company elected to conduct the continuous drilling program provision of the lease in order to extend the term of the lease beyond its primary term. The Company commenced actual drilling operations on a well, within the 180 day time period allowed and defined in the amended lease every such period since the end of the primary term.

In March 2012, the Company notified the lessor of its intention to continue drilling the No. 2-H well initiated in October 2011 and suspended, and to drill a new well, the 4-H under the continuous-drilling program.

Upon receipt of this notice, and before the 180-day deadline to commence actual drilling operations expired, the lessor informed the Company that it was taking the position that the lease had terminated because the Company allegedly failed to drill the No. 2-H well in a good faith attempt to secure production, and thus failed to comply with the continuous drilling program. The lessor later added that the Company was 2 days late having a drill bit contact the surface of the earth and turn to the right. Based on the Company’s extensive logging, coring, and laboratory work and analysis, the Company was highly confident that these wells would produce in commercial quantities, which would have benefitted the lessor and the other royalty owner, and would have allowed the Company to begin to recoup its investment in the lease. Extended development drilling would have followed. Accordingly the Company is seeking specific performance or damages from the lessors.

As at November 30, 2012 and August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss.

At November 30, 2012 the Company carries its investment in the Matthews lease at approximately $4,727,443 (August 31, 2012: $4,645,534). If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

8

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

Murphy Lease, Zavala County, Texas, USA

Dyami Energy holds a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered. Thereafter Dyami Energy’s working interests range from 90% to 97%. The royalties payable under the Murphy Lease are 25%.

Dyami Energy is required to drill a well every six months in order to maintain the Murphy Lease. Three years after the cessation of continuous drilling, all rights below the deepest producing horizon in each unit then being held by production, shall be released and re-assigned to the Lessor, unless the drilling of another well has been proposed on said unit, approved in writing by Lessor, and timely commenced.

8.	Property and Equipment
Petroleum and Natural Gas Properties
Cost or deemed cost
Balance August 31, 2011	314,302
Change in decommissioning obligation estimates	819
Balance August 31, 2012	$315,121
Change in decommissioning obligation estimates	100
Balance November 30, 2012	$315,221

Accumulated depletion and impairment
Balance August 31, 2011	(71,302)
Depletion	(18,045)
Impairment	(50,774)
Balance August 31, 2012	$(140,121)
Depletion	(3,466)
Balance November 30, 2012	$(143,587)

Carrying Value
At August 31, 2011	$243,000
At August 31, 2012	$175,000
At November 30, 2012	$171,634

As at and for the three months ended November 30, 2012 no general and administrative costs were capitalized (Year ended August 31, 2012: Nil). For the year ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

For the three months ended November 30, 2012 the Company did not record any impairment loss.

Alberta, Canada

The Company has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

9.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2011	64,688	61,144	125,832
Accretion expense	2,464		2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365		7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	687		687
Change in estimate	1,279		1,279
Foreign exchange	702	881	1,583
Balance, November 30, 2012	$117,423	$126,798	$244,221

9

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2012 and 2011

(Expressed In Canadian Dollars) (Unaudited)

a) Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $117,423 at November 30, 2012 (August 31, 2012: $114,755) based on an undiscounted total future liability of $157,257 (August 31, 2012: $158,974). These payments are expected to be incurred between fiscal 2022 and 2031. The discount factor, being the risk free rate related to the liability is 2.30% (August 31, 2012: 2.37%).

b) Other Provisions

A vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

A vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amounts have been classified as long term, however not discounted as the impact to the consolidated financial statements is immaterial.

10.	Share Capital and reserves

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2011	67,122,743	4,635,556
Debt settlement (note a)	3,107,006	395,589
Debt settlement (note b)	6,000,000	522,856
Debt settlement (note c)	11,150,000	627,511
Private placement (note d)	2,000,000	32,459
Private placement (note e)	3,750,000	342,786
Private placement (note f)	6,825,000	702,528
Debt settlement (note g)	171,386	44,547
Cancelled (note h)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	$5,906,633
Private placement (note i)	2,249,790	166,008
Balance November 30, 2012	98,957,457	$6,072,641

* Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	November 30, 2012		August 31, 2012
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	21,050,948	$0.04
Debt settlement (note b)			6,000,000
Debt settlement (note c)			11,150,000
Private placement (note d)			2,000,000
Balance, end of period	40,200,948	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

10

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

(a)           During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(b)           On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(c)           On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(d)           On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a purchase price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(e)            On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13)

(f)           On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(g)           On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

11

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

(h)           On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

(i)           On September 25, 2012 the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249, 790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $182,830. In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,812 with a corresponding decrease in common shares (see Note 13).

The following table summarizes the outstanding warrants as at November 30, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.18	$24,000
800,512	$0.04	February 25, 2014	1.24	9,606
18,250,436	$0.04	February 27, 2014	1.24	219,031
6,000,000	$0.05	January 24, 2015	2.15	507,038
11,150,000	$0.05	February 17, 2015	2.22	595,310
2,000,000	$0.05	February 17, 2015	2.22	67,541
40,200,948	$0.04		1.69	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2012:

Warrants*	Exercise	Expiry	Weighted Average	Warrant
Number of	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

12

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	November 30, 2012	November 30, 2011
Weighted average shares outstanding, basic and diluted	98,364,106	67,454,354

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012 and November 30, 2012	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at November 30, 2012:

Options Outstanding				Options Exercisable
Exercise	Number	Weighted Average	Weighted Average	Number	Weighted Average
Price	of Options*	Exercise Price	Remaining Life (Years)	of Options*	Exercise Price
$0.16	1,000,000	$0.16	4.25	1,000,000	$0.16
$0.25	50,000	$0.25	4.65	50,000	$0.25
	1,050,000	$0.16	4.27	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise	Number	Weighted Average	Weighted Average	Number	Weighted Average
Price	of Options	Exercise Price	Remaining Life (Years)	of Options*	Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the stock options granted for the year ended August 31, 2012 were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

13

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$85,737
Imputed interest (Note 11)	2,334
Warrants expired ((Note 13)	318,552
Warrants cancelled (note h)	(18,930)
Compensation expense on re-pricing of units (note e)	118,507
Balance, August 31, 2012 and November 30, 2012	$506,200

11.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the three month periods ended were as follows:

	November 30, 2012	November 30, 2011
Short term employee benefits (1)	$18,750	$18,750

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2012	August 31, 2012
Short term employee benefits (1)	$150,000	$131,250
Expenses paid on behalf of the Company	-	1,896
	$150,000	$133,146

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At November 30, 2012 and August 31, 2012 the amount of directors’ fees included in trade and other payables was $12,900.

At November 30, 2012 and August 31, 2012 the Company had promissory notes payable to the President of $28,845 and US$300,000. For the three months ended November 30, 2012 the Company recorded interest of $8,882 (November 30, 2011: $8,115). At November 30, 2012, included in trade and other payables is interest of $37,930 (August 31, 2012 $28,687). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

At November 30, 2012 and August 31, 2012 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the three months ended November 30, 2012 the Company recorded interest of $23,771 (November 30, 2011: $14,463). At November 30, 2012 included in trade and other payables is interest of $87,947 (August 31, 2012: $63,296) (see Note 12).

At November 30, 2012 included in trade and other payables is $8,139 due to Gottbetter & Partners LLP for legal fees (August 31, 2012 $14,649). During the three months ended November 30, 2012 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At November 30, 2012 and August 31, 2012, the Company had shareholders’ loans payable of US$1,583,740 and $293,000. For the three months ended November 30, 2012 the Company recorded interest of $46,521 (November 30, 2011: $72,636). At November 30, 2012, included in trade and other payables, is interest of $240,550 (August 31, 2012: $190,484). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

14

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

12.	Secured Note Payable

At November 30, 2012, the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2012: US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note was extended until March 1, 2013. For the three months ended November 30, 2012 the Company recorded interest of $23,771 (November 30, 2011: $14,463). At November 30, 2012 included in trade and other payables is interest of $87,947 (August 31, 2012: $63,296). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The Company may, in its sole discretion, prepay any portion of the principal amount.

13.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods:

	Number of	Fair Value	Average
	Warrants*	Assigned $	Exercise Price US $
Balance August 31, 2011	4,409,178	$1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
Balance August 31, 2012	7,842,732	1,640,406	$0.47
Warrants issued	1,124,895	182,830	0.50
Broker warrants issued	179,983	56,812	0.25
Change in fair value estimates	-	12,127	-
Balance November 30, 2012	9,147,610	$1,892,175	$0.48

* Reflects the March 16, 2012 two-for-one stock split

On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487.

On December 10, 2011 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2012 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

On May 4, 2012, 100,000 expired and the fair value measured using the Black Scholes valuation model of $39,440 was recorded as an increase to contributed surplus.

On April 13, 2012 and July 27, 2012 the Company issued 1,875,000 common share purchase warrants exercisable at US$0.50 and 300,000 common share purchase broker warrants exercisable at US$0.25 expiring April 13, 2015. The fair value measured using the Black Scholes valuation model was $338,813 and $92,114, respectively.

On July 20, 2012 the Company issued 912,500 common share purchase warrants exercisable at US$0.50 and 146,000 common share purchase broker warrants exercisable at US$0.25 expiring July 20, 2015. The fair value measured using the Black Scholes valuation model was $124,288 and $33,454, respectively.

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively.

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $182,830 and $56,812, respectively.

15

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

The following tables sets out the number of derivative warrant liabilities outstanding at November 30, 2012:

			Weighted Average
Number of	Exercise Price US		Remaining Life	Fair Value CDN
Warrants*	($)	Expiry Date	(Years)	($)
1,709,232	$0.50	August 31, 2014	1.75	$648,270
1,875,000	$0.50	April 13, 2015	2.37	334,305
300,000	$0.25	April 13, 2015	2.37	90,942
912,500	$0.50	July 20, 2015	2.64	122,051
146,000	$0.25	July 20, 2015	2.64	32,852
2,500,000	$0.50	August 7, 2015	2.68	334,754
400,000	$0.25	August 7, 2015	2.68	86,155
1,124,895	$0.50	September 25, 2015	2.82	185,274
179,983	$0.25	September 25, 2015	2.82	57,572
9,147,610			2.45	$1,892,175

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the three months ended November 30, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1.21%
Expected volatility	162%
Expected life (years)	3
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2012:

			Weighted Average
Number of			Remaining Life
Warrants*	Exercise Price US ($)	Expiry Date	(Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%-1.3%
Expected volatility	192%-199%
Expected life (years)	3
Dividend yield	-

14. Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

16

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	November 30, 2012	August 31, 2012
Cash and cash equivalents	$609,506	$330,003
Trade and other receivables	41,332	17,525
Balance	$650,838	$347,528

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2012	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,389,761	$1,389,761	-	-	-
Secured note payable (1)	953,472	953,472	-	-	-
Shareholders loans (1)	2,192,776	2,192,776	-	-	-
Total	$4,536,009	$4,536,009	-	-	-

August 31, 2012	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

17

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions have improved, the recovery has been slow in various jurisdictions including in Europe and the United States.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i) Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the period ended November 30, 2012 and 2011 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2012		2011
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$11,258	$8,538	$12,983	$10,623
Net loss	(215,571)	(218,291)	$(340,473)	$(342,833)

(ii) Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at November 30, 2012 and 2011:

Financial Instruments	November 30, 2012	November 30, 2011
Cash and cash equivalents	$592,093	$109
Trade and other receivables	14,349	64,489
Exploration and evaluation assets	5,288,136	4,343,141
Trade and other payables	(693,458)	(655,727)
Derivative warrant liabilities	(1,905,130)	(1,613,584)
Provisions	(230,969)	(181,787)
Shareholders’ loans	(1,883,740)	(2,955,000)
Secured notes payable	(960,000)	(1,035,000)
Net assets denominated in US$	$221,281	$(2,033,359)
Net asset CDN dollar equivalent at period end (1)	$219,776	$(2,073,417)

(1) Translated at the exchange rate in effect at November 30, 2012 $0.9932 (November 30, 2011: $1.0197)

18

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant:

	November 30, 2012		November 30, 2011
	Increase	Increase	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	4,396	(4,396)	41,468	(41,468)
4%	8,791	(8,791)	82,937	(82,937)
6%	13,187	(13,187)	124,405	(124,405)
8%	17,582	(17,582)	165,873	(165,873)
10%	21,978	(21,978)	207,342	(207,342)

(iii) Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv) Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at November 30, 2012 and August 31, 2012, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, due from related party, trade and other payables, secured note payable, shareholders’ loans, provisions and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	November 30, 2012		August 31, 2012
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash and cash equivalents	609,506	609,506	330,003	165,266
Marketable securities	1	1	1	1
Derivative warrant liabilities	1,892,175	1,892,175	1,640,406	1,576,269
Loans and receivables:
Trade and other receivables	41,332	41,332	17,525	127,546
Other financial liabilities:
Trade and other payables	1,389,761	1,389,761	1,039,959	1,197,695
Secured notes payable	953,472	953,472	946,848	1,012,644
Shareholders’ loans	2,192,776	2,192,776	2,179,778	2,936,236
Provisions	244,221	244,221	240,672	125,832

Cash and cash equivalents, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured notes payable and shareholders’ loans approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

19

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at November 30, 2012 and August 31, 2012 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2012.

The Company is not subject to any externally imposed restrictions on its capital requirements.

15.	Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Three Months Ended
Non-cash transactions	November 30, 2012	November 30 2011
Broker warrants issued	$56,512	-
Shares issued for interest on shareholders’ loans	-	$178,245
Units issued as compensation	-	$44,285

The following table summarizes the changes in non-cash working capital for the periods set out:

	Three Months Ended
Changes in non-cash working capital	November 30, 2012	November 30, 2012
Trade and other receivables	$(23,808)	$5,902
Trade and other payables	349,802	(84,354)
Net change	$325,994	$(78,452)

16.	Commitments and Contingencies

The Company has drilling commitments on its Leases located in Zavala County, Texas, USA (see Note 7).

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the Lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (see Note 7).

As at November 30, 2012 and August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavourable outcome or the amount or range of potential loss.

At November 30, 2012 the Company carries its investment in the Matthews lease at approximately $4,727,443 (August 31, 2012: $4,645,534). If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

20

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2012 and 2011
(Expressed In Canadian Dollars) (Unaudited)

17.	Comparative Figures

The comparative unaudited interim condensed consolidated statement of operations and comprehensive loss and the comparative unaudited interim condensed consolidated statement of cash flow for the three month period ended November 30, 2011 have been revised primarily to reflect revisions made to the assumptions used in the Black Scholes calculation of derivative warrant liabilities. The assumptions are now consistent with the assumptions used in the Black Scholes calculation of derivative warrant liabilities in the audited consolidated financial statements for the year ended August 31, 2012.

The effect of the changes is summarized as follows:

	Three Months Ended
	November 30, 2011
	As previously filed	As adjusted
	$	$
Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss

Net loss (income)	(475,687)	341,653

Comprehensive loss (income)	(454,317)	363,023

Unaudited Interim Condensed Consolidated Statement of Cash Flows

Net income (loss) for the period	475,687	(341,653)

Cash provided by (used in) operating activities	(343,642)	(280,952)

Cash provided by (used in) investing activities	(152,895)	(233,686)

Also, certain comparative figures have been reclassified to conform to current period presentation under IFRS.

21

ITEM 2

Management’s Discussion and Analysis

For the Three Months Ended

November 30, 2012

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Inc. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company completed a two-for-one stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012.

The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The Company’s Unaudited Condensed Interim Consolidated Financial Statements for the period ended November 30, 2012 and 2011 include the accounts of the Company, its wholly owned subsidiaries 1354166 Alberta Ltd.(“1354166 Alberta”) and Dyami Energy LLC (“Dyami Energy”).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three months ended November 30, 2012 and notes thereto.

The Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three months ended November 30, 2012 were prepared using the same accounting policies and methods as those described in our Consolidated Financial Statements for the year ended August 31, 2012. The Unaudited Condensed Interim Consolidated Financial Statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) have been omitted or condensed. The Unaudited Condensed Interim Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2012.

All amounts herein are presented in Canadian dollars, unless otherwise noted.

This Management’s Discussion and Analysis is dated January 18, 2013 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)         Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties for the three months ended November 30, 2012 was down $1,905 to $9,898 compared to $11,803 for the three months ended November 30, 2011. The decrease in net revenue during 2012 is primarily attributed to declines in natural gas prices received from the Company’s Botha, Alberta property. Net loss for the three months ended November 30, 2012 was $216,931 compared to a net loss of $341,653 for the three months ended November 30, 2011. The decrease in net loss during 2012 was primarily related to a decrease of $137,886 to $14,353 in loss on foreign exchange compared to $152,239 in 2011, a decrease of $56,976 to $12,127 in unrealized loss on derivative warrant liabilities compared to $69,103 in 2011, a decrease in marketing and public relations costs of $44,285 to Nil compared to $44,285 in 2011 and a decrease in loss on settlement of debt of $16,538 to Nil compared to $16,538 in the prior three month period in 2011.

During the three months ended November 30, 2012 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

For the three months ended November 30, 2012, the Company recorded additions of $268,208 in exploration and evaluation assets.

3

As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended November 30, 2012 to the risks and uncertainties as identified in the Management Discussion and Analysis for the year ended August 31, 2012.

Contractual maturities:

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,389,761	1,389,761	-	-	-
Secured note payable (1)	953,472	953,472	-	-	-
Shareholders loans (1)	2,192,776	2,192,776	-	-	-
Total	4,536,009	4,536,009	-	-	-

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at November 30, 2012 and August 31, 2012 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2012.

4

The Company is not subject to any externally imposed restrictions on its capital requirements.

RESULTS OF OPERATIONS

Historical	For the Three Months Ended
Production	November 30,
	2012	2011
Natural gas – mcf/d	50	52
Historical Prices
Natural Gas - $/mcf	$2.62	$3.21
Royalties costs - $/mcf	$0.40	$0.72
Production costs - $/mcf	$0.53	$1.83
Net back - $/mcf	$1.69	$0.66
Operations
Revenue, net of royalties	$9,898	$11,803
Net loss	$(216,931)	$(341,653)
Loss per share, basic and diluted	$(0.002)	$(0.005)

Production Volume

For the three months ended November 30, 2012 average natural gas sales volumes were down slightly to 50 mcf/d compared to 52 mcf/d for the same period in 2011. Total production volume for the three months ended November 30, 2012 was 4,550 mcf compared to 4,736 mcf for the same three month period in 2011.

Commodity Prices

For the three months ended November 30, 2012 average natural gas prices received per mcf decreased by 18% to $2.62 compared to $3.21 for the three months ended November 30, 2011.

The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas for the three months ended November 30, 2012.

Natural Gas Sales, Net of Royalties

	Three Months Ended
	November 30,
	2012	2011
Natural gas sales	$11,935	$15,224
Royalties	(2,037)	(3,421)
Revenue, net of royalties	$9,898	$11,803

Natural gas sales for the three months ended November 30, 2012 was down $3,289 to $11,935 compared to $15,224 for the three months ended November 30, 2011.

The decrease in sales for the three month period ended November 30, 2012 was attributed to lower commodity prices received for natural gas and lower production volume.

Royalties for the three months ended November 30, 2012 were $2,037 versus $3,421 for the comparable three month period in 2011. The decrease in royalties for the three months ended November 30, 2012 was primarily attributed to lower production volumes.

As a result of the above, revenue, net of royalties for the three months ended November 30, 2012 decreased by 16% to $9,898 compared to $11,803 for the same three month period in 2011.

Operating Costs

For three months ended November 30, 2012 operating costs were $3,234 down $5,414 compared to operating costs of $8,648 for the three months ended November 30, 2011.

The decrease in operating costs for the three months ended November 30, 2012 was attributed to lower gas processing charges and lower maintenance costs.

Depletion and Accretion

Depletion and accretion for the three months ended November 30, 2012 decreased by $747 to $4,153 compared to $4,900 for the three months ended November 30, 2011.

5

The decrease in depletion and accretion for the three months ended November 30, 2012 was primarily attributed to lower carrying costs and production volume for the Company’s Botha, Alberta property.

General and Administrative Expenses

	For the Three Months Ended
	November 30,
	2012	2011
Professional fees	$46,295	$7,290
Head office costs	19,500	12,000
Management fees	18,750	18,750
Transfer and registrar costs	2,015	1,733
Shareholders information	1,223	536
Office and general costs	958	1,397
Advisory fees	33,533	-
Reserve report fees	4,060	-
Consulting fees and expenses	45,826	-
Total	$172,160	$41,706

General and administrative expenses for the three months ended November 30, 2012 were $130,454 higher to $172,160 compared to $41,706 for the three months ended November 30, 2011. The increase in expenses during 2012 was primarily attributed to an increase in professional fees of $39,005 to $46,295 compared to $7,290 in 2011. These professional fee increases were primarily related to litigation costs incurred for the Matthews Lease, Texas. In addition, the Company recorded an increase of $45,826 in consulting fees primarily related to landman costs incurred in Texas compared to Nil in the prior period. Advisory fees increased by $33,533 during 2012 compared to Nil in 2011 as a result of an investment banking agreement entered into by the Company in June 2012. During 2012 head office costs increased by $7,500 to $19,500 compared to $12,000 in 2011. The head office increases for the three months ended November 30, 3012 are due to increases head office accommodation of $3,000 and increases of $4,500 in accounting related fees. Also, reserve report fees increased by $4,060 compared to Nil in the prior three month period in 2011.

Interest Expense

For the three months ended November 30, 2012 the Company incurred interest costs of $20,802 versus interest costs of $16,037 for the three months ended November 30, 2011.

The overall increase in interest for the three months ended November 30, 2012 was attributed to the timing of receipt of shareholders’ loans and an increase in the interest rate from 6% to 10% on the secured note payable.

Loss on Foreign Exchange

For the three months ended November 30, 2012 the Company recorded a loss on foreign exchange of $14,353 compared to a loss of $152,239 for the same three month period in 2011.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Derivative Warrant Liabilities

For the three months ended November 30, 2012, the Company recorded an unrealized loss on derivative warrant liabilities of $12,127 compared to an unrealized loss of $69,103 for the three months ended November 30, 2011.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss on Settlement of Debt

For the three months ended November 30, 2012 the Company recorded a loss on settlement of debt in the amount of Nil compared to a loss on settlement of debt in the amount of $16,538 for the same three month period in 2011.

During the three months ended November 30, 2011, the Company issued 1,119,202 common shares as full settlement of interest due on shareholders’ loans in the amount of $161,707. The amount allocated to common shares based on fair value was $178,245 and $16,538 was recorded as a loss on settlement of debt.

Marketing and Public Relations

For the three months ended November 30, 2012 the Company recorded marketing and public relations expenses of Nil compared to marketing and public relations costs of $44,285 for the same three month period in 2011.

6

Net Loss

Net loss for the three months ended November 30, 2012 was $216,931 compared to a net loss of $341,653 for the three months ended November 30, 2011. The decrease in net loss during 2012 was primarily related to a decrease of $137,886 to $14,353 in loss on foreign exchange compared to $152,239 in 2011, a decrease of $56,976 to $12,127 in unrealized loss on derivative warrant liabilities compared to $69,103 in 2011, a decrease in marketing and public relations costs of $44,285 to Nil compared to $44,285 in 2011 and a decrease in loss on settlement of debt of $16,538 to Nil compared to $16,538 in the prior three month period in 2011.

Foreign Currency Translation

For the three months ended November 30, 2012 the Company incurred a gain on foreign currency translation of $30,589 versus a loss of $21,371 for the same three month period in 2011.

These gains and losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Comprehensive Loss

Comprehensive loss for the three months ended November 30, 2012 was $186,342 compared to a comprehensive loss of $363,023 for the three months ended November 30, 2011.

Loss per Share, Basic and Diluted

Basic and diluted loss per share for the three months ended November 30, 2012 was $0.002 compared to basic and diluted loss per share of $0.005 for the same three month period in 2011.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2012	2012	2012	2012
For the quarter ending	November 30	August 31	May 31	February 29
Revenue, net of royalties	$9,898	$5,764	$13,275	$8,377
Net loss	$(216,931)	$(354,808)	$(646,429)	$(1,466,298)
Loss per share, basic and diluted	$(0.002)	$(0.005)	$(0.008)	$(0.020)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material changes in net loss during the quarters was primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods. During the three months ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 and an impairment of property and equipment in the amount of $50,744. During the quarter ended May 31, 2012 the Company recorded $159,850 in stock based compensation expenses and for the quarter ended February 29, 2012 the Company recorded a loss on settlement of debt of $1,448,361.

	2011	2011	2011	2011
For the quarter ending	November 30	August 31	May 31	February 28
Revenue, net of royalties	$11,803	$15,558	$12,474	$14,903
Net income (loss)	$(341,653)	$(280,820)	$(101,243)	$19,146
Income (loss) per share, basic and diluted	$(0.005)	$(0.004)	$(0.002)	$0.000

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material changes in net income or loss during the quarters was primarily related to increases in general and administrative costs, marketing and public relations and the fair value movement of derivative warrant liabilities during the respective periods. For the quarter ended November 30, 2011 the Company recorded a loss on foreign exchange of $152,239. For the quarter ended August 31, 2011 the Company recorded marketing and public relations costs of $88,569 and an impairment of property and equipment in the amount of $48,249. During the quarter ended February 28, 2011 the Company recorded a gain on foreign exchange of $150,532.

7

CAPITAL EXPENDITURES

For the three months ended November 30, 2012, the Company recorded additions to exploration and evaluation assets of $268,208 (November 30, 2011: $233,686).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the three months ended November 30, 2012 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of November 30, 2012 was $609,506 compared to cash of $330,003 at August 31, 2012. During the three months ended November 30, 2012 the Company raised net proceeds of $405,650 through the issuance of share capital.

For the three months ended November 30, 2012 the primary use of funds was related to additions to exploration and evaluation assets of $268,208 and administrative expenses. The Company’s working capital deficiency at November 30, 2012 is $3,885,170 compared to a working capital deficiency of $3,819,056 at August 31, 2012.

Our current assets of $650,839 as at November 30, 2012 ($347,529 as of August 31, 2012) include the following items: cash $609,506 ($330,003 as of August 31, 2012); marketable securities $1 ($1 as of August 31, 2012); and trade and other receivables $41,332 ($17,525 as of August 31, 20012).

Our current liabilities of $4,536,009 as of November 30, 2012 ($4,166,585 as of August 31, 2012) include the following items: trade and other payables $1,389,761 ($1,039,959 as of August 31, 2012); shareholders’ loans $2,192,776 ($2,179,778 as of August 31, 2011); and secured note payable of $953,472 ($946,848 as of August 31, 2012).

At November 30, 2012 the Company had outstanding the following common share purchase warrants: 21,050,948 warrants exercisable at $0.04 per share; 19,150,000 warrants exercisable at $0.05 per share; 8,121,627 warrants exercisable at US$0.50 per share; and 1,025,983 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

8

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2011	64,688	61,144	125,832
Accretion expense	2,464		2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365		7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	687		687
Change in estimate	1,279		1,279
Foreign exchange	702	881	1,583
Balance, November 30, 2012	$117,423	$126,798	$244,221

a)          Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $117,423 at November 30, 2012 (August 31, 2012: $114,755) based on an undiscounted total future liability of $157,257 (August 31, 2012: $158,974). These payments are expected to be incurred between fiscal 2022 and 2031. The discount factor, being the risk free rate related to the liability is 2.30% (August 31, 2012: 2.37%).

b)          Other Provisions

A vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

A vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amounts have been classified as long term, however not discounted as the impact to the consolidated financial statements is immaterial.

LITIGATION

Matthews Lease Litigation

The lessor of the Matthews lease expressed their belief that the lease has terminated and on April 30, 2012 filed a petition in the District Court of Zavala County, Texas, seeking a declaration that the Lease has terminated (Case No. 12-04-12751-ZCV). The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages.

The Company elected to conduct the continuous drilling program provision of the lease in order to extend the term of the lease beyond its primary term. The Company commenced actual drilling operations on a well, within the 180 day time period allowed and defined in the amended lease every such period since the end of the primary term.

In March 2012, the Company notified the lessor of its intention to continue drilling the No. 2-H well initiated in October 2011 and suspended, and to drill a new well, the 4-H under the continuous-drilling program.

Upon receipt of this notice, and before the 180-day deadline to commence actual drilling operations expired, the lessor informed the Company that it was taking the position that the lease had terminated because the Company allegedly failed to drill the No. 2-H well in a good faith attempt to secure production, and thus failed to comply with the continuous drilling program. The lessor later added that the Company was 2 days late having a drill bit contact the surface of the earth and turn to the right. Based on the Company’s extensive logging, coring, and laboratory work and analysis, the Company was highly confident that these wells would produce in commercial quantities, which would have benefitted the lessor and the other royalty owner, and would have allowed the Company to begin to recoup its investment in the lease. Extended development drilling would have followed. Accordingly the Company is seeking specific performance or damages from the lessors.

9

As at November 30, 2012 and August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss.

At November 30, 2012 the Company carries its investment in the Matthews lease at approximately $4,727,443 (August 31, 2012: $4,645,534). If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

The following table summarizes the sensitivity of the carrying value of the Company’s Matthews lease for the period ended November 30, 2012. When assessing the potential impact of a negative result, the Company believes that the carrying value is a reasonable measure. A negative result could impact the Company’s net loss, as follows:

Sensitivity Analysis of the Carrying value of the Matthews Lease	Effect on Net Loss
Net loss at November 30, 2012	$216,931
Impairment loss on Matthews lease	4,727,443
Net loss after impairment	$4,944,374

SECURED NOTES PAYABLE

At November 30, 2012, the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2012: US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note was extended until March 1, 2013. For the three months ended November 30, 2012 the Company recorded interest of $23,771 (November 30, 2011: $14,463). At November 30, 2012 included in trade and other payables is interest of $87,947 (August 31, 2012: $63,296). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at November 30, 2012 was $5,252,176 (August 31, 2012: $4,645,534). The Company may, in its sole discretion, prepay any portion of the principal amount.

DERIVATIVE WARRANT LIABILITIES

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss. The Company recorded loss on derivative warrant liabilities of $12,127 during the three months ended November 30, 2012 (November 30, 2011: $69,103)

Three months ended November 30, 2012

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $182,830 and $56,812, respectively.

The following tables sets out the number of derivative warrant liabilities outstanding at November 30, 2012:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	1.75	$648,270
1,875,000	$0.50	April 13, 2015	2.37	334,305
300,000	$0.25	April 13, 2015	2.37	90,942
912,500	$0.50	July 20, 2015	2.64	122,051
146,000	$0.25	July 20, 2015	2.64	32,852
2,500,000	$0.50	August 7, 2015	2.68	334,754
400,000	$0.25	August 7, 2015	2.68	86,155
1,124,895	$0.50	September 25, 2015	2.82	185,274
179,983	$0.25	September 25, 2015	2.82	57,572
9,147,610			2.45	$1,892,175

* Reflects the March 16, 2012 two-for-one stock split

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

10

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the period ended November 30, 2012	Canada	United States	Total
Net revenue	$9,898	-	$9,898
Net loss	$(124,530)	(92,401)	$(216,931)
For the period ended November 30, 2011	Canada	United States	Total
Net revenue	$11,803	-	$11,803
Net loss	$(337,392)	(4,261)	$(341,653)
As at November 30, 2012	Canada	United States	Total
Total Assets	$4,350,248	5,252,176	$9,602,424
Total Liabilities	$5,835,531	836,874	$6,672,405
As at August 31, 2012	Canada	United States	Total
Total Assets	$3,983,791	5,014,225	$8,998,016
Total Liabilities	$5,478,773	568,890	$6,047,663

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the three month periods ended were as follows:

11

	November 30, 2012	November 30, 2011
Short term employee benefits (1)	$18,750	$18,750

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2012	August 31, 2012
Short term employee benefits (1)	$150,000	$131,250
Expenses paid on behalf of the Company	-	1,896
	$150,000	$133,146

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At November 30, 2012 and August 31, 2012 the amount of directors’ fees included in trade and other payables was $12,900.

At November 30, 2012 and August 31, 2012 the Company had promissory notes payable to the President of $28,845 and US$300,000. For the three months ended November 30, 2012 the Company recorded interest of $8,882 (November 30, 2011: $8,115). At November 30, 2012, included in trade and other payables is interest of $37,930 (August 31, 2012 $28,687). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

At November 30, 2012 and August 31, 2012 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the three months ended November 30, 2012 the Company recorded interest of $23,771 (November 30, 2011: $14,463). At November 30, 2012 included in trade and other payables is interest of $87,947 (August 31, 2012: $63,296) (see Note 12).

At November 30, 2012 included in trade and other payables is $8,139 due to Gottbetter & Partners LLP for legal fees (August 31, 2012 $14,649). During the three months ended November 30, 2012 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At November 30, 2012 and August 31, 2012, the Company had shareholders’ loans payable of US$1,583,740 and $293,000. For the three months ended November 30, 2012 the Company recorded interest of $46,521 (November 30, 2011: $72,636). At November 30, 2012, included in trade and other payables, is interest of $240,550 (August 31, 2012: $190,484). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

CHANGES IN ACCOUNTING POLICIES

The Company is currently reviewing a number of new IFRS pronouncements that have been issued but are not yet effective. Information on the new accounting policies that may affect the Company are provided in the Unaudited Condensed Interim Consolidated Financial Statements as at and for the period ended November 30, 2012.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended November 30, 2012 to the critical accounting estimates and judgments as identified in the Management Discussion and Analysis for the year ended August 31, 2012.

SHARE CAPITAL AND RESERVES

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

12

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2011	67,122,743	4,635,556
Debt settlement (note a)	3,107,006	395,589
Debt settlement (note b)	6,000,000	522,856
Debt settlement (note c)	11,150,000	627,511
Private placement (note d)	2,000,000	32,459
Private placement (note e)	3,750,000	342,786
Private placement (note f)	6,825,000	702,528
Debt settlement (note g)	171,386	44,547
Cancelled (note h)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	$5,906,633
Private placement (note i)	2,249,790	166,008
Balance November 30, 2012	98,957,457	$6,072,641

 * Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	November 30, 2012		August 31, 2012
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	21,050,948	$0.04
Debt settlement (note b)			6,000,000
Debt settlement (note c)			11,150,000
Private placement (note d)			2,000,000
Balance, end of period	40,200,948	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)          During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(b)          On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(c)          On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(d)          On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a purchase price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

13

(e)          On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13)

(f)          On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(g)          On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(h)          On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

(i)          On September 25, 2012 the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $182,830. In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,812 with a corresponding decrease in common shares (see Note 13).

14

The following table summarizes the outstanding warrants as at November 30, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.18	$24,000
800,512	$0.04	February 25, 2014	1.24	9,606
18,250,436	$0.04	February 27, 2014	1.24	219,031
6,000,000	$0.05	January 24, 2015	2.15	507,038
11,150,000	$0.05	February 17, 2015	2.22	595,310
2,000,000	$0.05	February 17, 2015	2.22	67,541
40,200,948	$0.04		1.69	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	November 30, 2012	November 30, 2011
Weighted average shares outstanding, basic and diluted	98,364,106	67,454,354

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012 and November 30, 2012	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

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The following table is a summary of the Company's stock options outstanding and exercisable at November 30, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.25	1,000,000	$0.16
$0.25	50,000	$0.25	4.65	50,000	$0.25
	1,050,000	$0.16	4.27	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$85,737
Imputed interest (Note 11)	2,334
Warrants expired ((Note 13)	318,552
Warrants cancelled (note h)	(18,930)
Compensation expense on re-pricing of units (note e)	118,507
Balance, August 31, 2012 and November 30, 2012	$506,200

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